Via EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

June 3, 2019

Re:	Voltari Corp.
PRER14A filed May 23, 2019
File No. 0-55419

Amendment No. 1 to Schedule 13E-3 filed May 23, 2019
Filed by Voltari Corp, Carl Icahn and others
File No. 5-88777

Dear Ms. Chalk:

This letter is in response to your letter, dated May 28, 2019 (the “Comment Letter”), on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), with respect to Voltari Corporation (the “Company”), regarding the above referenced Preliminary Proxy Statement (as amended, the “Proxy Statement”) and Schedule 13E-3 (as amended, the “Schedule 13E-3”).

This letter, Amendment No. 2 to the Proxy Statement (the “Proxy Statement Amendment”), and Amendment No. 2 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”), are being filed with the Commission electronically via the EDGAR system today.

The Company and the Purchaser Group (as defined in the Proxy Statement) respectfully submit the following responses with respect to each comment contained in the Comment Letter. For your convenience, each of the Staff’s comments is set forth in italic type immediately before the corresponding response. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

Revised Preliminary Proxy Statement

Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger, page 23

1.

Refer to comment 2 in our prior comment letter dated May 14, 2019. We are not asking you to assess the fairness of the transaction to the holders of the preferred shares being cashed out; rather we are asking how the filing persons assessed that aspect of the transaction in assessing the fairness of the merger to unaffiliated holders of the common shares. Please revise to address.

Securities and Exchange Commission

June 3, 2019

Response: Revisions have been made to page 26 in response to the Staff’s comment.

2.	We are unable to locate the revised disclosure responsive to comment 2 in our letter dated May 14, 2019 on page 26 or elsewhere. Please revise or advise.

Response: Please see the response to comment 1 above.

3.

See comment 1 above. Similarly, comment 4 in our prior comment letter asked how the fairness advisor assessed the cashing out of the preferred holders in assessing the fairness of the merger, from a financial point of view, to common shareholders. If it did not assess this aspect of the transaction from the perspective of the holders of the common shares, revise the preliminary proxy statement to so state.

Response: We supplementally inform the Staff that Alvarez & Marsal took into account the consideration to be paid to holders of the preferred stock of the Company pursuant to the merger agreement in its financial analyses of the Company’s common stock. As set forth on page 34 of the proxy statement, Alvarez & Marsal deducted the aggregate liquidation preference per share of the Company’s preferred stock (which is equivalent to the consideration to be paid on a per share basis to holders of the preferred stock) in connection with its calculation of implied valuation reference ranges per share of the Company’s common stock. As further set forth on page 34 of the proxy statement, for purposes of its opinion Alvarez & Marsal compared these implied valuation reference ranges per share of the Company’s common stock to the value of the merger consideration:

Alvarez & Marsal deducted the aggregate liquidation preference of the Company’s preferred stock (including the original liquidation preference and accrued preferred dividends) from the implied total equity value reference ranges (aggregate preferred and common equity) indicated by the Net Asset Analysis, the Selected Public Company Analysis and the Precedent M&A Transaction Analysis and taking into account the maximum implied value to the Company of the Company NOL and Tax Credits and the non-operating assets and liabilities of the Company. This analysis indicated implied value reference ranges per share of the Company’s common stock of -$7.03 to -$6.79 based on the Net Asset Analysis, -$7.00 to -$6.81 based on the Selected Public Company Analysis and -$6.99 to -$6.80 based on the Precedent M&A Transaction Analysis, in each case after taking into account the maximum implied value to the Company of the Company NOLs and tax credits and the non-operating assets and liabilities of the Company, and in each case, compared to the merger consideration of $0.86 per share of our common stock.

Opinion of the Financial Adviser to the Special Committee, page 27

4.

Refer to comment 6 in our prior comment letter. We believe the non-public information referenced in your response, which was provided to the fairness advisor and considered by it in conducting its analysis, should be summarized in the proxy statement. Please revise.

Response: Revisions have been made to page 80 in response to the Staff’s comment.

Securities and Exchange Commission

June 3, 2019

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If the Staff should have any questions concerning any of the responses above, or if you require additional information, please do not hesitate to contact James Bedar, Esq., on behalf of the Company, at (617) 856-8167, or Corby Baumann, Esq., on behalf of the Purchaser Group, at (212) 908 3933.

Sincerely,

/s/ James Bedar
Brown Rudnick LLP One Financial Center Boston, MA 02111

/s/ Jesse Lynn
High River Limited Partnership 767 Fifth Avenue, 47th Floor New York, NY 10153